Exhibit 99.2 - March 29, 2004 Press Release


eCom eCom.com Announces Barney A. Richmond has been Appointed President
 MONDAY, MARCH 29, 2004 8:17 AM
 - BusinessWire


PALM BEACH GARDENS, Fla., Mar 29, 2004 (BUSINESS WIRE) -- eCom eCom.com, Inc.
(ECEC) today announced that Barney A. Richmond has been appointed President of eCom

eCom.com, Inc. (eCom). The Board of Directors of eCom decided that Mr. Richmond's extensive experience as an advisor and investor assisting companies with public offerings, mergers and reverse mergers was the perfect fit for eCom and its shareholders to fully utilize the spin-off initiative the company began in December of 2003.

The plan to spin off eCom's ten wholly owned subsidiaries has been completed and the Company is now in the process of acquiring certain businesses for each spin-off. To date, the Company has accomplished two acquisitions and has four more under agreement. When announced, eCom shareholders as of the Date of Payment (distribution of stock) for each spin-off will receive new shares of that company.

David J. Panaia, Chairman of eCom stated: "Mr. Richmond's extensive background and understanding of the methodology of reorganization will be necessary to complete the spin-off initiative and revamp eCom. eCom will soon reorganize with an acquisition that will insure our shareholders the fulfillment of our commitments set forth last year."

Mr. Richmond has been an investor in numerous reorganizations and business turnarounds, including many substantial bankruptcy reorganizations.
Mr. Richmond was a founder and President of The Richmond Company Inc. which was engaged in heavy construction projects. Mr. Richmond has been a member of the Board of Directors of many public and private companies.

Mr. Richmond stated that his initial work will center on the finalization of ProCard Corporation acquisition of Cornerstone Energy Partners LLP and AAB National's acquisition of 21st Century Oil & Gas Exploration, Inc. Mr. Richmond stated that he wanted to assess the proprietary technology developed at eCom by former president Dr. Peter Tamayo: "Dr. Tamayo and staff have developed technology applications that will further enhance the architecture of the wireless' marketplace as well as tele-medicine. eCom needs to access these markets now!"

Dr. Peter Tamayo has become the Chief Technology Officer of eCom allowing him the opportunity to focus on system applications and designs of eCom business application solutions.

Statements in this news release that are not descriptions of historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expect," "intends," "believes," "plans," "anticipates," "approximately," and "likely," also identify forward-looking statements. All forward-looking statements are based on current facts and analyses. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to history of operating losses, anticipated future losses, competition, future capital needs, the need for market acceptance, dependence upon third parties, disruption of vital infrastructure, disruption of communications services marketplace, and due to natural disaster.
All forward-looking statements are made pursuant to the Securities Litigation Reform Act of
1995.

SOURCE: eCom eCom.com, Inc.

eCom eCom.com, Inc., Palm Beach Gardens
David J. Panaia, 561/622-4395
djp@ecomecom.net
http://www.ecomecom.net